O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ-SUSSMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2206

November 7, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	PLX Technology, Inc.
Amended Preliminary Proxy Statement filed on October 29, 2013
Preliminary Proxy Statement filed on October 28, 2013
Filed by Potomac Capital Partners II, L.P. et al.
File No. 0-25699
Amendment No. 6 to Schedule 13D filed on June 27, 2013
File No. 5-56235

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated November 6, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Potomac Capital Partners II, L.P. and the other participants named therein (collectively, the “Potomac Group”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement

1.
We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting.  We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.  Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 7, 2013

The Potomac Group confirms that it does not intend to disseminate its proxy statement (the “Proxy Statement”) to stockholders before PLX Technology, Inc. (the “Company”) distributes its proxy materials and further confirms its understanding of the requirements of Rule 14a-5(c).

2.
Please revise the cover page of the proxy statement and the proxy card to include all of the participants in the solicitation.  We note that currently only Potomac Capital Partners II, L.P. is identified.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

3.
We note the statement that “the Board can be improved with the addition of truly independent directors” in the letter to stockholders and on page 12; however, we note that a majority of the current PLX board is independent as defined in the listing standards of The NASDAQ Global Market LLC.  Please revise to clarify the definition of independence being used.

We have revised the Proxy Statement to clarify that the Potomac Group believes that the Company’s Board of Directors (the “Board”) can be improved with the addition of new independent directors.  Collectively, the Board has an average tenure of 14 years.  Accordingly the Potomac Group believes the addition of new independent directors will benefit stockholders.

Background to the Solicitation, page 4

4.	Please refer to the fourth bullet point on page 8. Please revise to further describe the “disappointing third quarter results and lower than expected guidance.”

We have revised the Proxy Statement to provide support for the Potomac Group’s belief that the Company’s third quarter result are disappointing and fourth quarter guidance is lower than expected.  On a supplemental basis, we are providing to the Staff a copy of an analyst report which projected higher third quarter revenue and earnings per share (“EPS”) for the Company than reported.  For the third quarter, the Company reported $25.7 million in revenue and $0.06 in EPS.  The Company’s third quarter results missed analyst’s expectations, which were for $26.8 million in revenue and $0.07 in EPS.  For the fourth quarter, the Company provided guidance of $25-27 million in revenue, which is below the analyst’s estimates of $27.6 million.

Reasons for Our Solicitation, page 9

The current Board has been incapable of returning value to stockholders, page 9

5.	We note that the stock prices and dates in the stock price graph are illegible. Please revise so that the stock price graph is readable.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

November 7, 2013

Proposal No. 1; Election of Directors, page 13  The Nominees, page 13

6.
We note that the participants are soliciting to elect five director nominees, but there will be eight seats up for election at the annual meeting.  Please revise the proxy statement and the proxy card to state that shareholders will be disenfranchised with respect to three director seats if they return the participants’ gold proxy card.  Please note that the short slate rule in Rule 14a-4(d) only applies when the participants are seeking to elect a minority of the board.

We have revised the Proxy Statement to reflect the Potomac Group’s intention to nominate three directors to the Board instead of five.  If elected, the Potomac Group’s nominees will not represent a majority of the Board.  Accordingly, the Potomac Group intends to rely on Rule 14a-4(d).

7.	We note that if elected, the participants’ nominees will represent a majority of the board. Please revise to describe any financial consequences to PLX resulting from the change in control.

We acknowledge the Staff’s comment.  Please see our response to Comment 6 above.

8.	Please revise to state that there is no assurance that the registrant’s directors will serve if elected with any of the participants’ nominees.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

9.
Please revise the cross-reference to “Reasons for Our Solicitation” since we are unable to locate the disclosure regarding the nominees’ specific experience, qualifications, attributes and skills in that section.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

10.	Please revise to identify the “Nominating Stockholder.”

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

11.
Please revise to clarify the second sentence in the fifth paragraph on page 15 which reads: “No Nominee is a member of the Company’s compensation, nominating, or audit committee that is not independent under any such committee’s applicable independence standards.”

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

12.
We note the participants reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  If the Potomac Group were to vote for unidentified substitute nominees, it would in fact have to identify and nominate such substitute nominees in accordance with the Company’s advance notice bylaw. The Potomac Group confirms that should the Potomac Group lawfully identify or nominate substitute nominees before the meeting, the Potomac Group will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

November 7, 2013

Solicitation of Proxies, page 20

13.
We note that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

14.	Please revise to include the expenses incurred to date, since that amount is known. Security Ownership of Certain Beneficial Owners and Management

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

15.
We note that on page 20 the disclosure states that shares are held in margin accounts and are pledged as collateral security.  Please revise to indicate by footnote the amount of shares that are pledged by Potomac Capital and Mr. Singer, as security.  Refer to Item 6(d) of Schedule 14A and corresponding Item 403(b) of Regulation S-K.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  We note that none of the shares held by the Potomac Group are currently pledged as security.

Form of Proxy

16.	Please revise the proxy card to clearly designate the space where security holders may enter the names of the nominees for whom the shareholder chooses to withhold authority to vote.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

November 7, 2013

Amendment No. 6 to Schedule 13D

17.
We note that Messrs. Colombatto and Schwartz previously filed a Schedule 13D with Balch Hill and were director nominees in Balch Hill’s proxy solicitation last year.  Please advise as to whether Balch Hill should be considered a participant in Potomac Capital’s current proxy solicitation.

Balch Hill Capital LLC (“Balch Hill”) is not and will not be a participant in the Potomac Group’s proxy solicitation.  Balch Hill has not agreed to act in concert with the Potomac Group with respect to the Company’s securities, nor will it be soliciting proxies or acting on behalf of the Potomac Group.  The Potomac Group has received confirmation from Messrs. Colombatto and Schwartz that prior to joining the Potomac Group, the group including Balch Hill had been disbanded.   Accordingly, Balch Hill should not be considered a participant in the Potomac Group’s proxy solicitation.

18.	Please revise to update the disclosure required by Item 4 of Schedule 13D. In this regard, we note that you are conducting a proxy contest to elect a majority of the board.

We intend to file an amendment to the Potomac Group’s Schedule 13D on the date hereof in response to this comment.

****

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 451-2206 or Steve Wolosky at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

November 7, 2013

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on October 21, 2013 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

November 7, 2013

POTOMAC CAPITAL PARTNERS II, L.P.

By:	Potomac Capital Management II, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

November 7, 2013

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT Individually and as Attorney-In-Fact for Martin Colombatto, Steve Domenik, Mark Schwartz and Art Swift

/s/ Eric Singer
ERIC SINGER